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As filed with the Securities and Exchange Commission on February 13, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under the Securities Act of 1933

VALENTIS, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	94-3156660 (I.R.S. Employer Identification Number)

863A MITTEN ROAD
BURLINGAME, CA 94010
(650) 697-1900
(Address, including zip code, of principal executive offices)

Benjamin F. McGraw, III President and Chief Executive Officer Valentis, Inc. 863A Mitten Road Burlingame, CA 94010 (650) 697-1900	Copies to: Patrick A. Pohlen, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, CA 94025 (650) 328-4600

(Name and address, including zip code, and telephone number, including area code)

        Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	6,829,260	$3.625	$24,756,067.50	$3,136.59

(1)
Includes up to 1,951,212 shares of common stock issuable upon exercise of warrants outstanding on the date hereof, shares of common stock issuable for no additional consideration pursuant to the anti-dilution provisions of the Securities Purchase Agreement, dated December 2, 2003, and by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq SmallCap Market on February 9, 2004.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2004

6,829,260 shares

Valentis, Inc.

Common Stock

        This prospectus covers 6,829,260 shares of our common stock that may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock and the warrants to purchase common stock directly from us in a private placement that was exempt from the registration requirements of federal and state securities laws. We will not receive any of the proceeds from the sale of these shares by the selling stockholders, but we will receive proceeds from the exercise of warrants, if any.

        Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "VLTS." On February 11, 2004, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $5.00 per share.

        The selling stockholders may sell their shares from time to time on the Nasdaq SmallCap Market or otherwise, in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay substantially all expenses of registration of the shares covered by this prospectus.

        INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February    , 2004.

        We have not authorized any person to give any information or make any statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

        VALENTIS®, GeneSwitch® and the stylized Valentis logo® are registered trademarks and EpoSwitch™, DELTAVASC™ and PINC™ are trademarks of Valentis Inc. All other brand names, trademarks or service marks referred to in this prospectus are the property of their respective owners.

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SUMMARY

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration statement. Under this shelf process, the selling stockholders may from time to time sell their shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock being offered. You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under the heading "Where You Can Find More Information."

        The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities being offered under this prospectus. You should read the registration statement and the accompanying exhibits for further information. The registration statement and exhibits can be read and are available to the public over the Internet at the SEC's website at http://www.sec.gov as described under the heading "Where You Can Find More Information."

Company Overview

        We are creating innovative cardiovascular therapeutics. We begin our product development at the stage of a validated target and apply our expertise in formulation, manufacturing, clinical development and regulatory affairs to create products that fill unmet medical needs. Our lead product, DELTAVASC™, is in Phase II clinical trials for the treatment of peripheral arterial disease, specifically intermittent claudication. The Phase II clinical trial is a one hundred-patient, randomized, double blind, placebo-controlled trial that is being conducted at 18 centers around the United States. Patient dosing is ongoing and enrollment is expected to be completed in the first calendar quarter of 2004. Clinical trial data are expected at the end of the third calendar quarter of 2004.

        It is estimated that five percent of adults in the United States over the age of 55, or approximately 2.4 million people, suffer from the intermittent claudication form of peripheral arterial disease. Symptoms of intermittent claudication include leg pain during exercise due to a lack of adequate blood flow. Current treatments for peripheral arterial disease are limited due to lack of efficacy and undesirable side effects. The estimated market for a safe and efficacious product to treat intermittent claudication is in excess of $1 billion.

        Our executive offices are located at 863A Mitten Road, Burlingame, CA 94010, and our telephone number is (650) 697-1900.

Shares Offered

        We are registering for resale by the selling stockholders 4,878,048 shares of our common stock initially acquired directly from us in a private placement that was exempt from the registration requirements of federal and state securities laws. In addition, we are registering for resale 1,951,212 shares of our common stock issuable upon exercise of the warrants issued in connection with the private placement. We are also registering for resale any additional shares of common stock which may become issuable with respect to the shares of common stock issued for no additional consideration pursuant to the anti-dilution provisions of the Securities Purchase Agreement, dated December 2, 2003, and by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the

Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward- looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

        Forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled "Risk Factors" in this prospectus.

        You should not unduly rely on these forward-looking statements, which speak only as of the date on which it is made. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all other information contained in this prospectus before deciding to purchase our common stock. If any of the following risks actually occur, our business, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline, and you may lose part or all of your investment in our common stock.

We have a history of losses and may never be profitable.

        We have engaged in research and development activities since our inception. We incurred losses from operations of approximately $39.5 million, $34.5 million and $15.7 million for our fiscal years ended June 30, 2001, 2002 and 2003, respectively. For the three months ended September 30, 2003, we generated income from operations of approximately $3.4 million, primarily due to the recognition of a one-time license revenue of $6.5 million in July 2003 as a result of the resolution of a patent infringement litigation. As of September 30, 2003, we had an accumulated deficit totaling approximately $203.6 million. The development and sale of our products will require completion of clinical trials and significant additional research and development activities. We expect to incur net losses for the foreseeable future as we continue with the research, development and commercialization of our gene-based products. Our ability to achieve profitability depends on successful completion of clinical trials, market acceptance of our products, the competitive position of our products and the other risk factors set forth in this prospectus. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our ability to achieve profitability depends upon our research and development efforts and whether we can successfully develop and commercially introduce our products, which will require extensive additional research and development and may never result in successful products.

        Our future success is dependent upon, among other factors, our ability to develop working products, including our DELTAVASC™ product, which is a formulation of the angiogenesis gene Del-1 with a polymer delivery vehicle. All of our potential products currently are in research, preclinical development or the early stages of clinical testing, and commercialization of those products will not occur for at least the next several years, if at all. The development of new drugs is a highly risky undertaking and there can be no assurance that our research and development efforts will be successful. Gene therapeutics is a new field and may not lead to commercially viable pharmaceutical products.

We are subject to extensive government regulation by the FDA and others, including completion of clinical trials, which may cause us to delay or withdraw the introduction of our products.

        Under the Federal Food, Drug and Cosmetic Act and the related regulations, the Food and Drug Administration, or FDA, regulates the development, clinical testing, manufacture, labeling, sale, distribution and promotion of drugs in the United States. Prior to market introduction in the United States, a potential drug or biological product must undergo rigorous clinical trials that meet the requirements of the FDA in order to demonstrate safety and efficacy in humans. Depending upon the type, novelty and effects of the drug and the nature of the disease or disorder to be treated, the FDA approval process can take several years, require extensive clinical testing and result in significant expenditures. Similarly, our ability to commercially introduce our products outside the United States is subject to stringent government regulation by foreign government agencies. Our lead product, DELTAVASC™ is currently undergoing Phase II clinical trials in the United States with results from the trial expected in the third quarter of 2004. DELTAVASC™ is a novel cardiovascular product designed to grow new blood vessels in patients suffering from peripheral arterial disease and will require significant additional clinical testing. The clinical testing and FDA approval process is likely to require substantial time, effort and financial and human resources, and there can be no assurance that any approval will be granted on a timely basis, if at all.

        Even if we successfully complete the required preclinical testing and clinical trials, we may not be able to obtain the regulatory approvals necessary to market our gene therapy and other products in the United States or abroad. The approval procedures for marketing outside the United States vary among countries and can involve additional testing. Accordingly, we cannot predict with any certainty how long it will take or how much it will cost to obtain regulatory approvals for manufacturing and marketing our products or whether we will be able to obtain those regulatory approvals at all. Our failure to obtain government approvals or any delays in receipt of such approvals would have a material adverse effect on our business, results of operations and financial condition.

We are dependent on the successful outcome of clinical trial of our products and we cannot assure you that clinical testing will be completed successfully within any specific time period.

        We are currently supporting several ongoing clinical trials including, for example, the DELTAVASC™ Phase II clinical trial. The DELTAVASC™ clinical trial is a multi-center, prospective, placebo-controlled, randomized trial conducted at 18 centers in the United States. This clinical trial is a study performed within the FDA guidelines regarding whether patients suffering from peripheral arterial disease can grow new blood vessels after being treated with DELTAVASC™ compared to patients given the placebo. In order to introduce and market our products, we must be able to, among other things, demonstrate with substantial evidence from well-controlled clinical trials the safety and efficacy of our drugs. We have limited experience in conducting clinical trials, and we may encounter problems that cause us, or the FDA, to delay, suspend or terminate these studies and trials. Problems we may encounter include the unavailability of preferred sites for conducting the trials, an insufficient number of test subjects and other factors which may delay the advancement of our clinical trials, lead to increased costs or result in the termination of the clinical trials altogether. Furthermore, the FDA may suspend clinical trials at any time if it believes the subjects participating in the trials are being exposed to unacceptable health risks or if it finds deficiencies in the clinical trial process or the conduct of the investigation. While many of these risks are common to biotechnology companies in general, in light of the issues raised in 2000 when the FDA stopped a gene therapy clinical trial due to the death of a patient, we may face greater risks in this area than other biotechnology companies because of our focus on gene-based therapeutics.

        Clinical trials and the FDA approval process are long, expensive and uncertain processes, which require substantial time, effort and financial and human resources. This process may take a number of years. We cannot assure you that our Phase II or Phase III clinical testing will be completed within any specific time period, if at all. There can be no assurance that any FDA approval will be granted on a timely basis, if at all, or that any of our products will prove safe and effective in clinical trials or will meet all applicable regulatory requirements necessary to receive marketing approval from the FDA or the comparable regulatory bodies of other countries. In addition, after marketing approval is granted, the FDA or other government agencies in other countries may require post-marketing clinical studies that typically entail extensive patient monitoring and may result in restricted marketing of the product or products for an extended period of time. If the future results of any clinical trial regarding our products fails to validate the safety and effectiveness of treatments using our products, our ability to generate revenues from those products would be adversely affected and our business would be harmed.

The results of our early Phase I and Phase II clinical trials were based on a small number of patients over a short period of time, and our success may not be indicative of results in a large number of patients or long-term efficacy.

        The results in early phases of clinical testing are based upon limited numbers of patients and a limited follow-up period. Typically, our Phase I clinical trials for indications of safety enroll less than 50 patients. Our Phase II clinical trials for efficacy typically enroll approximately 100 patients. Actual results with more data points may not confirm favorable results from our earlier stage trials. In addition, we do not yet know if early results will have a lasting effect. If a larger population of patients does not experience positive results, or if these results do not have a lasting effect, our products may not receive approval from the FDA. Failure to demonstrate the safety and effectiveness of our gene based products in larger patient populations would have a material adverse affect on our business that would cause our stock price to decline significantly.

We must be able to continue to secure additional financing in order to continue our operations, which might not be available or which, if available, may be on terms that are not favorable to us.

        The continued development and clinical testing of our potential products will require substantial additional financial resources. Our future funding requirements will depend on many factors, including:

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  scientific progress in our research and development programs;

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  size and complexity of such programs;

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  scope and results of preclinical studies and clinical trials;

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  time and costs involved in obtaining FDA and other regulatory approvals;

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  ability to establish and maintain corporate collaborations;

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  time and costs involved in filing, prosecuting and enforcing patent claims;

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  competing technological and market developments; and

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  the cost of manufacturing material for preclinical, clinical and commercial purposes.

        We will have insufficient working capital to fund our cash needs unless we are able to raise additional capital in the future. We have financed our operations primarily through the sale of equity securities and through corporate collaborations. We do not anticipate generating revenues for the foreseeable future and must fund our operations through additional third party financing. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders may result. We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to obtain an adequate and timely amount of additional capital on commercially reasonable terms will have a material adverse effect on our business, financial condition and results of operations.

        We may also take actions to conserve our cash resources through reductions in our personnel, delaying or scaling back our development program or relinquishing greater or all rights to products at an earlier stage of development or on less favorable terms than we otherwise would. Any or all of these actions would materially adversely affect our business, financial condition and results of operations.

The future success of our business depends on our ability to attract and retain corporate partners to develop, introduce and market our gene therapy and other products.

        Our business strategy is to attract business partners to fund or conduct research and development, clinical trials, manufacturing, marketing and sales of our gene therapy and other products. We currently have no corporate partners for our DELTAVASC™ product, and are seeking partners to develop, introduce and market our products. We face intense competition from many other companies for corporate collaborations, as well as for establishing relationships with academic and research institutions and for obtaining licenses to proprietary technology. If we are unable to attract and retain corporate partners to develop, introduce and market our products, our business will be materially and adversely affected.

        Our strategy and any reliance on corporate partners, if we are able to establish such collaborative relationships, are subject to additional risks. Our partners may not devote sufficient resources to the development, introduction and marketing of our products or may not pursue further development and commercialization of products resulting from collaborations with us. If a corporate partner elects to terminate its relationship with us, our ability to develop, introduce and market our products may be significantly impaired and we may be forced to discontinue the product altogether. We may not be able to negotiate alternative corporate partnership agreements on acceptable terms, if at all. The failure of any future collaboration efforts could have a material adverse effect on our ability to develop, introduce and market our products and, consequently, could have a material adverse effect on our business, results of operations and financial condition.

Adverse events in the field of gene therapy may negatively impact regulatory approval or public perception of our potential products.

        The death in 2000 of a patient undergoing a physician-sponsored, viral-based gene therapy trial has been widely publicized. Following this death and publicity surrounding the field of gene therapy, the FDA appears to have become more restrictive regarding the conduct of gene therapy clinical trials. This approach by the FDA can lead to delays in the timelines for regulatory review, as well as potential delays in the conduct of our gene therapy clinical trials. In addition, the negative publicity around the field of gene therapy appears to have affected patients' willingness to participate in some gene therapy clinical trials. If fewer patients are willing to participate in our clinical trials, the timelines for recruiting patients and conducting the trials will be delayed. The commercial success of our potential products will depend in part on public acceptance of the use of gene therapy for the prevention or treatment of human diseases. Negative public reaction to gene therapy in general could result in stricter labeling requirements of gene therapy products, including any of our products, and could cause a decrease in the demand for products we may develop.

We face strong competition in our market and competition from alternative treatments in the biopharmaceuticals market.

        The pharmaceutical and biotechnology industries are highly competitive. We are aware of several pharmaceutical and biotechnology companies that are pursuing gene-based therapeutics For example, we are aware that Vical Inc., Targeted Genetics Corp., GenVec, Inc., Cell Genesys, Inc., Avigen, Inc., Introgen and Corautus are also engaged in developing gene-based therapies. Many of these companies are addressing diseases that have been targeted by us directly or indirectly. Our competitive position depends on a number of factors, including safety, efficacy, reliability, marketing and sales efforts, the existence of competing products and treatments and general economic conditions. Some competitors have substantially greater financial, research, product development, manufacturing, marketing and technical resources than we do. Some companies also have greater name recognition than us and long-standing collaborative relationships. In addition, gene therapy is a new and rapidly evolving field and is expected to continue to undergo significant and rapid technological change, which could render our products obsolete.

        We also face competition from biotechnology and pharmaceutical companies using more traditional approaches to treating human diseases. Our competitors, academic and research institutions or others may develop safer, more effective or less costly biologic delivery systems, gene-based therapeutics or chemical-based therapies. In addition, competitors may achieve superior patent protection or obtain regulatory approval or product commercialization earlier than we do. Any such developments could seriously harm our business, financial condition and results of operations.

If we are unable to obtain rights to proprietary genes, proteins or other technologies, we will be unable to operate our business.

        Our gene-based products involve multiple component technologies, many of which may be patented by others. For example, our products use gene sequences, some of which have been, or may be, patented by others. As a result, we may be required to obtain licenses to those gene sequences, proteins or other technologies. We may not be able to obtain a license to those technologies on reasonable terms, if at all. As a consequence, we might be prohibited from developing potential products or we might have to make cumulative royalty payments to several companies. These cumulative royalties would reduce amounts paid to us or could make our products too expensive to develop or market.

We rely on patents and other proprietary rights to protect our intellectual property and any inability to protect our intellectual property rights would adversely impact our business.

        We rely on a combination of patents, trade secrets, trademarks, proprietary know-how, nondisclosure and other contractual agreements and technical measures to protect our intellectual property rights. We file patent applications to protect processes, practices and techniques related to our gene-therapy products that are significant to the development of our business. We have been issued 63 United States patents and 27 foreign patents on the technologies related to our products and processes. We have approximately 30 pending patent applications in the United States and 97 foreign pending patent applications that have been filed. Our patent applications may not be approved. Any patents granted now or in the future may offer only limited protection against potential infringement and development by our competitors of competing products. Moreover, our competitors, many of which have substantial resources and have made substantial investments in competing technologies, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets.

        In addition to patents, we rely on trade secrets and proprietary know-how, which we seek to protect, in part, through proprietary information agreements with employees, consultants and other parties. Our proprietary information agreements with our employees and consultants contain industry standard provisions requiring such individuals to assign to us, without additional consideration, any intellectual property conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. Proprietary information agreements with employees, consultants and others may be breached, and we may not have adequate remedies for any breach. Also, our trade secrets may become known to or independently developed by competitors. Any failure to protect our intellectual property would significantly impair our competitive position and adversely affect our results of operations and business.

We could become subject to litigation regarding our intellectual property rights, which could seriously harm our business.

        In previous years, there has been significant litigation in the United States involving patents and other intellectual property rights. Competitors in the biotechnology industry may use intellectual property litigation against us to gain advantage. In the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation, if successful, also could force us to stop selling, incorporating or using our products that use the challenged intellectual property; obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or redesign the products that use the technology. We may also be required in the future to initiate claims or litigation against third parties for infringement of our intellectual property rights to protect these rights or determine the scope or validity of our intellectual property or the rights of our competitors. These claims could result in significant expenditures to pursue and the diversion of our technical and management personnel. If we are forced to take any of these actions, our business may be seriously harmed.

        Any claims, with or without merit and regardless of whether we prevail in the dispute, would be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop noninfringing technology or to enter into royalty or licensing agreements. An adverse determination in a judicial or administrative proceeding and failure to obtain necessary licenses or develop alternate technologies could prevent us from developing and selling our products, which would have a material adverse effect on our business, results of operations and financial condition.

We rely on third party contractors to manufacture our product and our failure to effectively manage our relationships with these contractors could adversely affect our ability to market and sell our products.

        We do not manufacture any of our products, including our DELTAVASC™ product, and instead rely on third party contract manufacturers. We currently do not have long-term supply contracts with any of our third party contractors. None of our contract manufacturers is obligated to perform services or supply products to us for any specific period, or in any specific quantities, except as may be provided in a particular purchase order. In addition, the successful commercialization of our products on a large scale will require that we effectively transfer production processes from our research and development lab to such third party's manufacturing process and effectively coordinate with our contract manufacturers. Although we have a license agreement with DSM Biologics for the manufacture and supply of plasmid DNA, neither DSM nor any third party has successfully manufactured plasmid DNA on a sustained large-scale commercial basis. We expect to depend on our contract manufacturing partner, Cangene Corporation, or another contract manufacturer for commercial-scale manufacturing of our products. Our contract manufacturing partners may be unable to develop adequate manufacturing capabilities for commercial-scale quantities of gene products. If Cangene or third parties are unable to establish and maintain large scale manufacturing capabilities, we will be unable to introduce, market and sell sufficient products and our business will be harmed.

We may experience delays in our ongoing clinical trials or regulatory approval of our products as a result of failures by our contract manufacturers to comply with FDA manufacturing practices and requirements.

        Drug-manufacturing facilities regulated by the FDA must comply with the FDA's good manufacturing practice regulations, which include quality control and quality assurance requirements, as well as maintenance of records and documentation. Manufacturers of biologics also must comply with the FDA's general biological product standards and also may be subject to state regulation. Such manufacturing facilities are subject to ongoing periodic inspections by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed as part of the product approval process before being utilized for commercial manufacturing. Noncompliance with the applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, withdrawal of marketing approvals, and criminal prosecution. Any of these actions by the FDA would materially and adversely affect our ability to continue clinical trials and adversely affect our business. We cannot assure you that our contract manufacturers will attain or maintain compliance with current or future good manufacturing practice requirements. As we have experienced, the failure of our contract manufacturer to comply with good manufacturing practice requirements could cause significant delay of important clinical trials. For example, in August 2001, we discovered manufacturing issues at our contract manufacturer that resulted in a delay in our Del-1 peripheral arterial disease, or PAD, clinical trial. When we discovered the issues, we postponed enrollment in the clinical trial until we could fully assess their impact. We also informed the FDA of the issues. On September 19, 2001, the FDA placed a clinical hold on our Del-1

PAD clinical trial. On February 12, 2002, the FDA allowed us to proceed with our PAD safety trial using newly manufactured material. Since that time, we have manufactured new material at another manufacturing site. If we were to discover other problems, the FDA could suspend or further delay our clinical trials or place restrictions on our ability to conduct clinical trials, including the mandatory withdrawal of the product from the clinical trials.

Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products that could subject us to unanticipated environmental liability and would adversely affect our results of operations.

        Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local environmental laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future or that any of our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

We depend on key personnel to develop our products and, if we are unable to hire additional personnel due to the intense competition in the Bay Area and other obstacles in recruiting qualified personnel for key management, scientific and technical positions, our business may suffer.

        Our ability to attract and retain management, scientific and technical staff to develop our potential products and formulate our research and development strategy is a critical factor in determining whether we will be successful in the future. The San Francisco Bay Area, where our corporate headquarters and clinical development center is located, is home to a large number of biotechnology and pharmaceutical companies, and there is a limited number of qualified individuals to fill key scientific and technical positions. Competition for highly skilled personnel is intense and we may not be successful in attracting and hiring qualified personnel to fulfill our current or future needs.

        Although we have programs in place to retain personnel, including programs to create a positive work environment and competitive compensation packages, none of our officers or key employees are bound by an employment agreement for any specific term and these individuals may terminate their employment at any time. Our future success depends upon the continued services of our executive officers and other key scientific, marketing, manufacturing and support personnel. As of January 31, 2004, we had a total of 19 employees, including 13 employees supporting our research and development efforts. We do not have "key person" life insurance policies covering any of our employees and the loss of services of any of our key employees would adversely affect our business. Additionally, after the corporate reorganization announced in January 2002 that resulted in the termination of 47 positions and the subsequent corporate reorganization announced in October 2002 that resulted in the termination of 34 positions, it may be more difficult to recruit personnel in the future. If we do not attract and retain qualified personnel, our research and development programs could be delayed, which could materially and adversely affect the development of our products and our business.

The concentration of ownership among our executive officers, directors and their affiliates may delay or prevent a change in our corporate control and prevent new investors from influencing significant corporate decisions.

        Our executive officers, directors and their affiliates beneficially own or control in excess of 40% of the outstanding shares of common stock, with over 35% of the outstanding shares held by two such entities, Perseus-Soros BioPharmaceutical Fund, L.P. and Diaz & Altschul Capital Management, LLC. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring or merging with us.

Our stock price has been and may continue to be volatile and an investment in our common stock could suffer a decline in value.

        The trading price of the shares of our common stock has been and may continue to be highly volatile. We receive only limited attention by securities analysts and may experience an imbalance between supply and demand for our common stock resulting from low trading volumes. The market price of our common stock may fluctuate significantly in response to a variety of factors, most of which are beyond our control, including the following:

  •
  results of our clinical trials and preclinical studies, or those of our competitors;

  •
  our ability to attract and retain corporate partners;

  •
  negative regulatory action or regulatory approval with respect to our products or our competitors' products;

  •
  developments related to our patents or other proprietary rights or those of our competitors;

  •
  announcements by us or our competitors of new products, technological innovations, contracts, acquisitions, corporate partnerships or joint ventures;

  •
  changes in our eligibility for continued listing of our common stock on The Nasdaq SmallCap Market; and

  •
  market conditions for biopharmaceutical or biotechnology stock in general.

        The stock market has, from time to time, experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging biotechnology and biopharmaceutical companies and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

We have received a "going concern" opinion from our independent auditors, which may negatively impact our business.

        We have received a report from our independent auditors covering the consolidated financial statements for the fiscal year ended June 30, 2003 that included an explanatory paragraph which stated that the financial statements have been prepared assuming we will continue as a going concern. The explanatory paragraph stated that our recurring operating losses and declining cash and investment balances have raised substantial doubt about our ability to continue as a going concern. Any doubt about our ability to continue as a going concern will adversely affect our ability to enter into collaborative relationships with business partners and our ability to sell our products.

        In January 2004, we completed a private placement of our common stock, which raised $10.0 million. Despite this financing, we may need to raise additional funds in the future to continue our operations. We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to obtain an adequate and timely amount of additional capital and dispel any continuing doubts about our ability to continue as a going concern enterprise will have a material adverse effect on our business, financial condition and results of operations.

There are no assurances that we can maintain our listing on The Nasdaq SmallCap Market and the failure to maintain listing could adversely affect the liquidity and price of our common stock.

        On January 31, 2003, our common stock began trading on The Nasdaq SmallCap Market pursuant to an exception from delisting which requires us to, among other things, on or before September 30, 2003, file with the SEC and Nasdaq the Form 10-K for the fiscal year ending June 30, 2003 evidencing our continued compliance with the $2.5 million minimum stockholders' equity requirement and all other requirements for continued listing on The Nasdaq SmallCap Market. In addition to the foregoing, we must be able to demonstrate an ability to sustain compliance with all requirements for continued listing on The Nasdaq SmallCap Market. As evidenced by our Annual Report on Form 10-K filed with the SEC on September 29, 2003, we are currently in compliance with the $2.5 million minimum stockholders' equity requirement, and we believe that we are currently in compliance with all other requirements for continued listing on The Nasdaq SmallCap Market.

        Nasdaq has notified us that in the event we fail to demonstrate compliance, as well as an ability to sustain compliance, with all requirements for continued listing on The Nasdaq SmallCap Market, including Nasdaq's corporate governance criteria, our securities will be delisted from The Nasdaq Stock Market. If our securities are delisted from The Nasdaq Stock Market, the trading of our common stock is likely to be conducted on the OTC Bulletin Board. The delisting of our common stock from The Nasdaq SmallCap Market will result in decreased liquidity of our outstanding shares of common stock and a resulting inability of our stockholders to sell our common stock or obtain accurate quotations as to their market value, which would reduce the price at which our shares trade. The delisting of our common stock could also deter broker-dealers from making a market in or otherwise generating interest in our common stock and would adversely affect our ability to attract investors in our common stock. Furthermore, our ability to raise additional capital would be severely impaired. As a result of these factors, the value of the common stock would decline significantly, and our stockholders could lose some or all of their investment.

If we fail to manage growth effectively, our business could be disrupted which could harm our operating results.

        If any of our products successfully complete clinical trials and receive FDA approval, we may experience growth in our business. We must be prepared to expand our workforce and to train, motivate and manage additional employees as the need for additional personnel arises. Our personnel, systems, procedures and controls may not be adequate to support our future operations. Any failure to effectively manage future growth could have a material adverse effect on our business, results of operations and financial condition.

If our facilities were to experience an earthquake or other catastrophic loss, our operations would be seriously harmed.

        Our facilities could be subject to a catastrophic loss such as fire, flood or earthquake. All of our research and development activities, our corporate headquarters and other critical business operations are located near major earthquake faults in Burlingame, California. Any such loss at any of our facilities could disrupt our operations, delay development of our products and result in large expense to repair and replace our facilities. We currently do not maintain insurance policies protecting against catastrophic loss, except for fire insurance with coverage amounts normally obtained in our industry.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

SELLING STOCKHOLDERS

        The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, which includes shares issuable upon exercise of warrants held by the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants and options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Notwithstanding the foregoing, the warrants may not be exercised, or net exercised on a cashless basis, if such action would result in the holder (together with its affiliates) beneficially owning more than 4.99% of our common stock for purposes of Section 13(d) of the Exchange Act, unless the holder of the warrant waives the restriction, in which case the restriction is lifted on the 61st day after the waiver. In addition, the warrants may not be exercised, or net exercised on a cashless basis, if such action would result in the holder, together with its affiliates, beneficially owning more than 9.99% of our common stock for purposes of Section 13(d) of the Exchange Act, and this restriction cannot be waived by the holder. Notwithstanding the foregoing, each selling stockholder could elect, at the time of the initial issuance of the warrants, to omit these exercise limitations. These restrictions do not apply to mergers or other business combinations or reclassifications.

        Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 10,672,538 shares of our common stock issued and outstanding as of February 4, 2004.

        Dennis J. Purcell, a member of our Board of Directors, is the Senior Managing Partner of Perseus-Soros BioPhoarmaceutical Fund, L.P., one of the selling stockholders.

        Reinaldo M. Diaz, a member of our Board of Directors, is the Chief Investment Officer of Diaz & Altschul Capital Management, which provides portfolio management services to Delta Opportunity Fund, Ltd., one of the selling stockholders.

        Except as noted above, no selling stockholder has had any material relationship with us or any of our affiliates within the past three years, other than as a stockholder.

        The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. The selling stockholders acquired the common stock and warrants to which this prospectus relates directly from us on December 31, 2003 and January 30, 2004, in a private placement that was exempt from the registration requirements of the federal and state securities laws. In connection with the private placement, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the offered shares. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of two years after the date that this registration statement is declared effective by the SEC, subject to extension as set forth in the registration rights agreement, and the date on which the selling stockholders may resell all the shares covered by the registration statement without volume restrictions pursuant to Rule 144 under the Securities Act or any successor rule of similar effect and the date on which the selling stockholders have sold all the shares covered by the registration statement.

SECURITY OWNERSHIP(1)

	Number of Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
		Number of Shares Being Offered
Name			Number	Percentage
SF Capital Partners, Ltd. (2)	1,009,757	1,413,659	0	*
Perseus-Soros BioPharmaceutical Fund, L.P. (3)	2,480,313	1,056,687	1,423,626	13.3%
Delta Opportunity Fund, Ltd. (4)	1,620,635	170,732	1,449,903	13.6%
Leonardo Capital Fund (5)	1,091,902	920,113	171,789	1.6%
xMark Fund Ltd. (6)	477,626	477,626	0	*
xMark Fund L.P. (7)	465,488	465,488	0	*
Ronda Enterprises Corp. (8)	280,000	280,000	0	*
Bluegrass Growth Fund LP (9)	230,029	230,029	0	*
The Timken Living Trust U/A/D 9/14/99 (10)	180,237	170,732	9,505	*
Sands Point Partners, L.P. (11)	126,700	126,700	0	*
Off Sands Point, Ltd. (12)	103,420	103,420	0	*
Oppenheim Prumerica Asset Management S.à.r.l (13)	204,878	204,878	0	*
H & A Lux VCH Expert BioTech (14)	20,488	20,488	0	*
Thomas Spiegel 1982 Trust, Anthony Spiegel Trustee (15)	170,732	170,732	0	*
Helene Spiegel Living Trust dated June 7, 2000, Helene Spiegel Trustee (16)	68,292	68,292	0	*
1997 Spiegel Irrevocable Trust FBO Anthony Spiegel, Helene Spiegel or Thomas Spiegel, Co-Trustees (17)	51,219	51,219	0	*
1997 Spiegel Irrevocable Trust FBO Evan Spiegel, Helene Spiegel or Thomas Spiegel, Co-Trustees (18)	51,219	51,219	0	*
Frank J. Caufield (19)	161,585	136,585	25,000	*
Alan Gelband (20)	62,710	34,147	28,563	*
Joseph Klein III (21)	34,147	34,147	0	*
Bruce Logan (22)	7,000	7,000	0	*
BSI SA (23)	555,717	411,362	144,355	1.4%
EFG Private Bank S.A. (24)	41,298	37,800	3,498	*
Pierre Wurgler (25)	35,000	35,000	0	*
Banca del Gottardo (26)	44,264	35,000	9,264	*
Bristol Business International Ltd. (27)	22,333	21,000	1,333	*
Lombard Odier Darier Hentsch & Cie (28)	70,000	70,000	0	*
Kurt Kohler (29)	11,200	11,200	0	*
SG Private Banking (Suisse) SA (30)	14,000	14,000	0	*

*
Represents beneficial ownership of less than one percent.

(1)
The preceding table has been prepared based solely upon information furnished to us as of the date of this prospectus by the selling stockholders listed above. The selling stockholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their shares since the date on which the information in the preceding table is presented.

(2)
Represents 1,009,757 shares beneficially owned by SF Capital Partners, Ltd., which represents approximately 9.46% of our outstanding common stock. Although SF Capital Partners, Ltd. was issued warrants to purchase an additional 403,902 shares of our common stock, such warrants contain both the 4.99% and the 9.99% limitations described above. As a result, the shares issued pursuant to such warrants are not currently beneficially owned by SF Capital Partners, Ltd. Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company ("Staro") which acts as investment manager and has sole power to direct the management of SF Capital Partners, Ltd. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the shares owned by SF Capital Partners, Ltd.

(3)
Represents: (i) 1,056,687 shares (including 301,910 shares subject to immediately exercisable warrants); (ii) 1,423,626 shares (including 11,923 shares subject to immediately exercisable warrants and 6,500 shares issuable upon the exercise of stock options granted to Mr. Purcell that are currently exercisable or exercisable within 60 days of February 4, 2004) beneficially owned by Perseus-Soros BioPharmaceutical Fund, LP, and (iii) 673 shares owned by Mr. Purcell. Mr. Purcell is a senior managing partner of Perseus-Soros BioPharmaceutical Fund, LP. Mr. Purcell disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Excludes 19,500 shares issuable upon the exercise of stock options granted to Mr. Purcell that are not currently exercisable and will not be exercisable within 60 days of February 4, 2004.

(4)
Represents: (i) 905,244 shares (including 7,512 shares issuable upon the exercise of immediately exercisable warrants) owned by Delta Opportunity Fund, Ltd. ("Delta Ltd."); (ii) 534,659 shares (including 4,411 shares issuable upon the exercise of immediately exercisable warrants) owned by Delta Opportunity Fund (Institutional), LLC ("Delta Institutional"); and (iii) 3,500 shares issuable upon the exercise of an immediately exercisable warrant owned by Diaz &Altschul Capital Management, LLC. Diaz & Altschul Advisors, LLC, an affiliate of Diaz & Altschul Capital Management, LLC, provides portfolio management services to Delta Ltd. and Delta Institutional and therefore may be deemed the beneficial owner of the shares held by Delta Ltd. and Delta Institutional. Mr. Diaz is a managing member of Diaz & Altschul Capital Management, LLC. Mr. Diaz disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Also, represents 6,500 shares issuable upon the exercise of stock options granted to Mr. Diaz that are currently exercisable or exercisable within 60 days of February 4, 2004. Excludes 19,500 shares issuable upon the exercise of stock options granted to Mr. Diaz that are not currently exercisable and will not be exercisable within 60 days of February 4, 2004.

(5)
Includes (i) 262,909 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement; and (ii) 1,789 shares issuable upon exercise of immediately exercisable warrants held by Leondardo Captial Fund prior to the private placement.

(6)
Includes 136,464 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(7)
Includes 132,998 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(8)
Includes 80,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(9)
Includes 67,723 shares issuable upon excercise of immediately excercisable warrants issued pursuant to the private placement.

(10)
Includes 48,780 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(11)
Includes 36,200 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(12)
Includes 29,548 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(13)
Includes 58,537 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(14)
Includes 5,854 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(15)
Includes 48,780 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(16)
Includes 19,512 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(17)
Includes 14,634 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(18)
Includes 14,634 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(19)
Includes 39,024 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(20)
Includes 9,756 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(21)
Includes 9,756 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(22)
Includes 2,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(23)
Includes 117,532 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(24)
Includes 10,800 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(25)
Includes 10,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(26)
Includes (i) 10,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement; and (ii) 596 shares issuable upon exercise of immediately exercisable warrants held by Banca del Gottardo prior to the private placement.

(27)
Includes 6,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(28)
Includes 20,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(29)
Includes 3,200 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(30)
Includes 4,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

PLAN OF DISTRIBUTION

        The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales entered into after the effectiveness of this Registration Statement;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the name of each such selling stockholder and of the participating broker-dealer, the number of shares involved, the price at which such the shares of common stock were sold, the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable, that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and other facts material to the transaction. In addition, upon our being notified in writing by a selling stockholder that a donee or pledge intends to sell more than five hundred shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

        The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has represented and warranted to us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

        We have been advised by the selling stockholders that they are required to comply with Regulation M promulgated under the Securities Act during such time as they may be engaged in a distribution of the shares. The foregoing may affect the marketability of our common stock.

        We are required to pay all fees and expenses incident to the registration of the shares of our common stock covered by this prospectus. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in documents listed below, which is considered to be a part of this prospectus:

  •
  Our Annual Report on Form 10-K for the fiscal year ended June 30, 2003 filed on September 29, 2003, as amended by the Form 10-K/A filed on October 28, 2003, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

  •
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003 filed on November 14, 2003, pursuant to Section 13(a) of the Exchange Act;

  •
  Our Current Reports on Form 8-K filed pursuant to Section 13(a) of the Exchange Act on November 21, 2003, December 31, 2003 and February 5, 2004; and

  •
  The description of our Common Stock contained in the Registration Statement on Form 8-A filed on August 15, 1997, pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

        We also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold. The most recent information that we file with the SEC automatically updates and supercedes older information. The information contained in any such filing will be deemed the to be a part of this prospectus, commencing on the date on which the document is filed.

        You may request a copy of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Valentis Inc.
Attention: Investor Relations
863A Mitten Road
Bulingame, CA 94010
(650) 697-1900

LEGAL MATTERS

        The validity of the issuance of the shares of our common stock described herein has been passed upon for us by Latham & Watkins LLP, Menlo Park, California. Alan C. Mendelson, one of our directors, is a partner in the firm of Latham & Watkins LLP.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K, as amended, for the year ended June 30, 2003, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements) which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the shares being offered by and for the account of the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. For further information about us, please refer to the registration statement and the documents incorporated by reference in this prospectus.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. The SEC's website contains reports, proxy statements and other information regarding issuers, such as Valentis, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Distribution

        The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this prospectus other than any sales commissions or discounts, which expenses are the responsibility of the selling stockholders. All amounts shown are estimates except the SEC registration fee and the Nasdaq additional listing fee.

SEC registration fee	$3,136
Nasdaq additional listing fee	$50,000
Legal fees and expenses	$170,000
Accounting fees and expenses	$10,000
Miscellaneous fees and expenses	$49,864

Total	$283,000

Item 15. Indemnification of Directors and Officers

        Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides in relevant part that "[a] corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful." With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that "[a] corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor...[by reason of the person's service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper."

        We have adopted provisions in our certificate of incorporation that eliminate the personal liability of our directors to us or our stockholders for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by Delaware law. The certificate of incorporation also provides that no amendment or repeal of such provision shall apply to or have any effect on the right to indemnification permitted thereunder with respect to claims arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal whether asserted before or after such amendment or repeal.

        Our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf to the fullest extent permissible under Delaware law, permit us to enter into indemnification agreements with such individuals and to advance expenses to any such individual who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, prior to the final disposition of such action, suit or proceeding. Our bylaws also permit us to secure insurance on behalf of any our officers, directors, employees or agents for any liability arising out of his or her actions in such capacity.

        In addition to the indemnification provisions contained in our certificate of incorporation and bylaws, we have entered into indemnification agreements with our directors and executive officers and intend to enter into indemnification agreements with any new directors and executive officers in the future. These agreements, among other things, allow for the advancement of expenses and indemnify our directors and officers for certain expenses (including attorney's fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We carry officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act.

Item 16. Exhibits

Exhibit Number
4.1	Securities Purchase Agreement dated as of December 2, 2003, among Valentis, Inc. and the purchasers named therein (*)
4.2	Registration Rights Agreement dated as of December 2, 2003, among Valentis, Inc. and the investors named therein (*)
4.3	Form of Warrant to purchase common stock (*)
5.1	Opinion of Latham & Watkins LLP, counsel to the registrant
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)
24.1	Power of attorney (contained on signature page)

(*)
Incorporated herein by reference to the registrant's current report on Form 8-K (File No. 000-22987), filed with the SEC on December 31, 2003.

Item 17. Undertakings

  A.
  The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii)
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  B.
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act aof 1934 (and, where applicable, each filing oof an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlingame, State of California, on this 13th day of February 2004.

VALENTIS INC.
By:	/s/ BENJAMIN F. MCGRAW, III Benjamin F. McGraw, III, Pharm.D. Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

        Each person whose individual signature appears below hereby authorizes and appoints Benjamin F. McGraw and Joseph A. Markey, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ BENJAMIN F. MCGRAW, III Benjamin F. McGraw, III	Chairman, Chief Executive Officer and President (Principal Executive Officer)	February 13, 2004
/s/ JOSEPH A. MARKEY Joseph A. Markey	Senior Director of Finance and Controller (Principal Financial and Accounting Officer)	February 13, 2004
/s/ REINALDO M. DIAZ Reinaldo M. Diaz	Director	February 13, 2004
/s/ PATRICK G. ENRIGHT Patrick G. Enright	Director	February 13, 2004
/s/ MARK D. MCDADE Mark D. McDade	Director	February 13, 2004
/s/ ALAN C. MENDELSON Alan C. Mendelson	Director	February 13, 2004
/s/ DENNIS J. PURCELL Dennis J. Purcell	Director	February 13, 2004
/s/ JOHN S. SCHROEDER John S. Schroeder	Director	February 13, 2004

EXHIBIT INDEX

Exhibit Number
4.1	Securities Purchase Agreement dated as of December 2, 2003, among Valentis, Inc. and the purchasers named therein (*)
4.2	Registration Rights Agreement dated as of December 2, 2003, among Valentis, Inc. and the investors named therein (*)
4.3	Form of Warrant to purchase common stock (*)
5.1	Opinion of Latham & Watkins LLP, counsel to the registrant
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)
24.1	Power of attorney (contained on signature page)

(*)
Incorporated herein by reference to the registrant's current report on Form 8-K (File No. 000-22987), filed with the SEC on December 31, 2003.

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TABLE OF CONTENTS
SUMMARY
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
SECURITY OWNERSHIP(1)
PLAN OF DISTRIBUTION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX